SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                FORM N-18F-1

                NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                SIGNATURE

Pursuant to the requirement of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Kansas City and the State of Missouri on the 22nd day of June 1998.


                                Signature: Buffalo Small Cap Fund, Inc.
                                              (Name of Registrant)



                                By: /s/Larry D. Armel
                                       Larry D. Armel, President



ATTEST:/s/Martin A. Cramer
          Martin A. Cramer, Secretary